OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

December 23, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Developing Markets Fund (SEC File 811-07657)

Dear Ms. Lithotomos:

Below please find a response to your comments received on December 3, 2013 to Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Developing Markets Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2013. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	Please confirm whether an “emerging market” is the same as a “developing market.”

The Fund uses the terms “emerging market” and “developing market” interchangeably. However, since the Fund is named Developing Markets Fund, its 80% policy relates specifically to developing markets. Under normal market conditions, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers whose principal activities are in a developing market, i.e. are in a developing market or are economically tied to a developing market country.

2.	Please confirm if any waivers to be disclosed in the fee table are voluntary.

Any applicable waivers disclosed in the Fund’s fee table are oral contracts that will continue for at least one year from the date of the prospectus, unless termination is approved by the Board.

3.	Please confirm whether the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

The Fund confirms that it will consider, to the extent practicable, the concentration of underlying investment companies when determining compliance with its own concentration policy.

4.	Confirm whether the China Fund will operate in a manner similar to other wholly-owned subsidiaries of other Oppenheimer Funds.

The China Fund, which is currently a wholly-owned subsidiary of the Fund, will be under the control of the Fund and will be managed by the Fund’s sub-adviser. Unlike other wholly-owned subsidiaries of other Oppenheimer Funds, the China Fund will be deemed to be an illiquid investment and as a result investment in the China Fund will be limited to the extent the Fund can invest in illiquid securities. This treatment is disclosed in the Fund’s registration statement. The operations of the China Fund are similar to those of other wholly-owned subsidiaries of other Oppenheimer Funds, with some distinctions. The operations of the China Fund are disclosed to Fund shareholders as follows:

The China Fund is a limited liability company organized under the laws of Delaware and is overseen by its managing member (the “Managing Member”), OppenheimerFunds, Inc., which also serves as the Fund’s Sub-Adviser. The Fund is currently the sole shareholder of the China Fund; however, orders are currently being sought from the SEC to permit units of the China Fund to be sold or offered to other investors, including other registered investment companies that may be deemed to be affiliated parties of the Fund. It is expected that, should such orders be issued, the China Fund will no longer be wholly-owned and controlled by the Fund. In addition, if the SEC issues the requested orders and affiliated registered investment companies invest in the China Fund, the China Fund may be subject to significant limitations on its operations notwithstanding the China Fund’s exclusion from regulation as a registered investment company, as the requested orders likely will be subject to a condition that would obligate the China Fund to comply with the substantive requirements of a number of provisions of the Investment Company Act of 1940 and the regulations thereunder.

Under the China Fund’s limited liability company operating agreement, the Managing Member has full and exclusive discretionary authority and responsibility to manage the day-to-day operations of the China Fund and to invest and reinvest its assets. The Managing Member does not receive advisory fees from the China Fund. The China Fund has also entered into separate contracts for the provision of custody, audit, and legal services, and bears the fees and expenses incurred in connection with such services. The Fund expects that the expenses borne by the China Fund will not be material in relation to the value of the Fund’s assets. It is further expected that the Fund’s investment in the China Fund will not result in the Fund’s paying duplicative fees for similar services provided to the Fund and China Fund.

The Fund applies its investment restrictions and compliance policies and procedures on a look-through basis to the China Fund, including, without limitation, those restrictions, policies and procedures relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the China Fund’s portfolio investments and interests in the China Fund. The Fund’s Chief Compliance Officer oversees implementation of the policies and procedures applicable to the China Fund, and makes periodic reports to the Fund’s Board regarding the China Fund’s compliance with such restrictions, policies and procedures.

As a wholly-owned subsidiary of the Fund, the China Fund’s financial statements may be consolidated with those of the Fund in the Fund’s Annual and Semi-Annual Reports provided to shareholders.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc: Kramer Levin Naftalis & Frankel LLP

     Lori E. Bostrom, Esq.